UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

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ATMEL CORPORATION

(Name of Registrant as Specified In Its Charter)

GEORGE PERLEGOS

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION DATED APRIL 9, 2007

PROXY STATEMENT
OF
GEORGE PERLEGOS
45863 Bridgeport Place
Fremont, California 94539

SPECIAL MEETING OF STOCKHOLDERS
OF
ATMEL CORPORATION

___________
, 2007

Dear Fellow Shareholders:

I am a founder and the largest individual shareholder of Atmel Corporation. As many of you will recall, I served as the president, chief executive officer and chairman of Atmel from its inception in 1984 until August 2006, and dedicated many of the most productive years of my professional life to leading the growth and development of Atmel to make it the premier semiconductor company that it is today. I remain today personally invested in Atmel’s future, having beneficial ownership of 25,871,908 common shares representing approximately 5.3% of the issued and outstanding common shares as of April 30, 2006 (based on Atmel’s most recently filed Quarterly Report on Form 10-Q).

I am writing to you because I am deeply concerned that shareholder value at Atmel is eroding significantly under the current board and management, which have overseen a deterioration in the company’s operating and financial performance and have failed to make the fundamental changes I believe are necessary to position the company for long-term growth and profitability and to deliver value to shareholders. I am also dismayed by what I see as entrenching and self-enriching actions by Atmel’s current board and management team that are clearly not in the best interests of all Atmel shareholders. As described more fully in my proxy statement, since the current management, with support of the board, assumed control of the company in August 2006, I have been particularly concerned by:

  Declining net revenues and net cash;
  The announcement of strategic initiatives which, in my view, are flawed and do not go far enough;
  The board’s decision to install one of its own members, Steven Laub, as president and chief executive officer without conducting a search for a qualified candidate to serve in that position;
  My belief that Mr. Laub does not have the experience necessary to serve as chief executive officer of a company of Atmel’s size and complexity;
  The enrichment of Mr. Laub, one of the current board’s own members, with what I believe is an excessive compensation package; and
  The board’s attempts to prevent shareholders from having the opportunity to vote on the leadership of the company.

Since August 2006 I have been actively seeking a special meeting of shareholders to allow you, Atmel’s shareholders, to decide whom you would like to lead the company by voting on a proposal to remove five of the current directors. This would give you the chance to elect the slate of directors I am nominating who I believe are highly qualified and independent and possess the leadership and experience to guide the company towards long-term growth and maximize shareholder value. Notwithstanding the active opposition of Atmel’s current board, on March 15, 2007, the Delaware Court of Chancery confirmed the lawfulness of my call for a special meeting to give you an opportunity to vote on the leadership of your company. The Court ordered that a special meeting of Atmel’s shareholders be held at 9:00 a.m. (local time) on Friday, May 18, 2007, at the DoubleTree Hotel, 2050 Gateway Place, San Jose, California.

My proxy statement seeks your support at the special meeting. I urge you to consider carefully the information contained in my proxy statement and then support my efforts by signing, dating and returning the enclosed GREEN proxy card today. My proxy statement and the enclosed GREEN proxy card are first being furnished to Atmel shareholders on or about ____________, 2007. If you have already voted against the proposals described in my proxy statement, you have every right to change your votes by signing, dating and returning a later dated proxy. Only your latest-dated proxy counts.

The slate of nominees that I am proposing would, if elected, consistent with their fiduciary duties, consider and pursue strategic initiatives to refocus and restructure Atmel to maximize the value of your investment in Atmel. These strategic initiatives include:

  Hiring an experienced and highly qualified president and CEO with significant and successful management experiences to run Atmel’s business;
  Investing in the continued development of Atmel’s microcontroller business;
  Selling Atmel’s automotive business in Germany as a stand-alone business;
  Returning value to shareholders through a $500 million to $1 billion share repurchase program funded by existing cash, cash generated by the sale of Atmel Germany and other Atmel assets and, if appropriate, the issuance of additional debt;
  Spinning-off to shareholders Atmel’s Smart Card business along with Atmel’s wafer fabrication facility in Rousset, France;
  Selling or discontinuing Atmel’s NOR flash business; and
  Following the highest standards of corporate governance and removing the current poison pill.

The special meeting will allow you, Atmel’s shareholders, to vote on the future of your company. I am seeking your support at the special meeting for my proposals:

(1)	To remove Pierre Fougere, Dr. Chaiho Kim, Steven Laub, David Sugishita and T. Peter Thomas, whom I refer to as the Incumbents, as directors of Atmel; and

(2)	To elect Brian S. Bean, Joseph F. Berardino, Bernd U. Braune, Dr. John D. Kubiatowicz and George A. Vandeman, whom I refer to as the Special Meeting Nominees, to serve as directors of Atmel.

(The election of the Special Meeting Nominees pursuant to Proposal No. 2 is conditioned upon the removal of the Incumbents pursuant to Proposal No. 1.)

If all or a sufficient number of the Special Meeting Nominees to constitute a majority of the Atmel board are elected as directors at the special meeting, they intend to increase the size of the board as permitted by Atmel’s bylaws and appoint Marshall S. Geller, John A. Jarrell and Gary A. Wetsel, whom I refer to as the Additional Nominees, to serve as directors of Atmel. If some of the Special Meeting Nominees are elected as directors but do not constitute a majority of the board, they will nevertheless propose these actions to the other directors and use their best efforts to cause them to be taken.

The Special Meeting Nominees and the Additional Nominees, whom I refer to together as the Nominees, are committed to acting in the best interests of Atmel’s shareholders. Each of the Nominees has consented to being named in my proxy statement and, if elected, to serve as a director of Atmel. I believe that the Nominees, who have no current affiliations with the current Atmel board of directors or management, will provide the leadership and strategic direction necessary to maximize the value of your investment in Atmel.

I believe your voice in the future of Atmel can best be expressed through the election of the Special Meeting Nominees at the special meeting.
I again urge you to consider carefully the information contained in my proxy statement and then support my efforts by signing, dating and returning the enclosed GREEN proxy card today.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting me in this solicitation, at their toll-free numbers, e-mail address or address listed below.

Thank you for your support,

George Perlegos

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

INFORMATION ABOUT THIS PROXY STATEMENT

As of __________, 2007, the approximate date on which this proxy statement is being mailed to shareholders, I am the beneficial owner of 25,871,908 shares of common stock of Atmel, representing approximately 5.3% of the issued and outstanding shares of Atmel common stock as of April 30, 2006 (based on Atmel’s most recently filed Quarterly Report on Form 10-Q). This proxy statement and GREEN proxy card are first being furnished to Atmel shareholders on or about ___________, 2007.

The Delaware Court of Chancery has set the record date for the special meeting as April 5, 2007. Only holders of record of Atmel's common stock as of the close of business on the record date are entitled to notice of, and to attend and vote at, the special meeting. On April 5, 2007, there were ____________ shares of Atmel common stock issued and outstanding. Shareholders of record at the close of business on the record date will be entitled to one vote at the special meeting for each share of Atmel common stock held on the record date.

The principal executive offices of Atmel are located at 2325 Orchard Parkway, San Jose, California 95131 (Telephone: (408) 441-0311).

I am making this solicitation on my own behalf and not on behalf of the board of directors or management of Atmel. I am not aware of any other matters that will be brought before the special meeting. Should other matters, which I am not aware of a reasonable time before this solicitation, be brought before the special meeting, I will vote the proxies I hold on those matters in my discretion.

IMPORTANT

Your vote is important no matter how few shares you own. Because the removal of the Incumbents requires the affirmative vote of a majority of all outstanding shares of Atmel, a failure to vote on removal has the same effect as a vote against removal of the Incumbents. Moreover, election of a new director to take the place of any removed director requires the affirmative vote of a majority of the votes cast at the meeting (assuming there is a quorum present at the meeting). As a result, your vote is extremely important in deciding the future of Atmel. I urge you to sign, date and return the enclosed GREEN proxy card as soon as possible and vote “FOR” the removal of the Incumbents and “FOR” the election of all of the Special Meeting Nominees.

  If your shares are registered in your own name, please sign and date the enclosed GREEN proxy card and return it to MacKenzie Partners, Inc., which is assisting me in this solicitation, in the enclosed envelope today.
  If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote those shares and it can do so only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GREEN proxy card. I urge you to confirm your instructions in writing to the person responsible for your account and to provide a copy of those instructions to MacKenzie Partners, Inc. at the address and telephone numbers set forth below, and on the back cover of this proxy statement, so that I will be aware of your instructions and can take steps to ensure that your instructions are followed.

If you have any questions or require any additional information concerning this proxy statement, please contact MacKenzie Partners, Inc. at the address set forth below.

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

PROPOSAL NO. 1

REMOVAL OF INCUMBENT DIRECTORS

According to Atmel’s bylaws, the shareholders may remove any director and fill the vacancy on the board of directors thus created. I am seeking to remove the Incumbents at the special meeting. Proposal No. 1 is for the removal of the following directors:

Name	Current Position
David Sugishita	Chairman of the Board, Director
Steven Laub	President and Chief Executive Officer, Director
Pierre Fougere	Director
Dr. Chiaho Kim	Director
T. Peter Thomas	Director

Reasons for Removing the Incumbent Directors

So far as the public record discloses, since the Incumbents assumed control of Atmel more than seven months ago, they have overseen a deterioration in the company’s operating and financial performance and have failed to make the fundamental changes that I believe are necessary to focus the business on its core technologies, improve the company’s operating results, position the company for future growth and return value to shareholders. The current board and management have also taken what I see as entrenching and self-enriching actions that are not in the best interests of all Atmel shareholders. Since the Incumbents assumed control of the company in August 2006, I have been particularly concerned by the following:

Decline in net revenues. Since the Incumbents assumed control of Atmel, net revenues have significantly declined:

o

Net revenue began declining in the third quarter of 2006 (the first quarter that Mr. Laub was president and CEO) as compared to the second quarter of 2006, and declined further, by approximately 5%, in the fourth quarter of 2006 as compared to the third quarter of 2006 (excluding revenues from Atmel’s Grenoble, France subsidiary that was sold in the third quarter of 2006); and

o	A further decline in net revenues by as much as 8% has been predicted by current management in the first quarter of 2007 as compared to the fourth quarter of 2006.

This decline in net revenues quarter after quarter is particularly troubling because:

o	Net revenues had been increasing during each of the prior four quarters and had been increasing steadily over the prior four years before the Incumbents assumed control of the company;

o

The third and fourth quarters are historically two of the strongest quarters for Atmel, making the decreases in net revenues in the third and fourth quarters of 2006 as compared to the second quarter of 2006 particularly disappointing; and

o	Growth in net revenues is, I believe, essential for Atmel to increase profitability and achieve long- term success.

Decline in net cash. Net cash decreased 4% from September 30, 2006 to December 31, 2006, the first quarter during which the Incumbents did not have the benefit of the one-time sale of Atmel’s Grenoble, France subsidiary. I am particularly concerned about this decrease in cash in the fourth quarter as the company had been profitable and generating cash of approximately $50 million or more per quarter for the three quarters before the Incumbents assumed control of the company. I believe that September 30, 2006, as opposed to June 30, 2006, is the correct start date for evaluating the decline in net cash under the Incumbents’ management as the increase in net cash from June 30, 2006 to September 30, 2006 was primarily the result of my sale of Atmel’s Grenoble, France subsidiary in July 2006 the proceeds for which were received by Atmel in the third quarter of 2006.

Flawed strategic initiatives that do not go far enough. I believe that the restructuring initiatives announced by the Incumbents’ current management are flawed and do not go far enough in refocusing Atmel’s business and returning value to shareholders. I believe that Atmel’s business may erode further if current management is allowed to remain in office. Specifically:

o

Current management announced in December 2006 that it was seeking to sell Atmel’s wafer fabrication facility in Heilbronn, Germany. I believe the plan to sell this wafer fabrication facility would be a mistake because a sale of the facility by itself is unlikely to yield a favorable price. Moreover, I believe this wafer fabrication facility is an essential part of the company’s successful and profitable automotive business. I believe the far better strategy would be for the company to sell its automotive business in Germany as a stand-alone business, which I believe could be sold for approximately $400 million to $500 million after an appropriate restructuring. The automotive business’ products have relatively long life-spans, often on the order of seven to ten years, and customers purchasing the products depend on the stability of that business and the expectation that they will not have to undertake the cost of requalifying their products as a result of a change in fabrication facility by Atmel. By endeavoring to sell the fabrication facility separate and apart from the entirety of the automotive business, I believe that current management may be harming customer relationships and destroying the possibility of a sale of the entire automotive business at a much more attractive price.

o

Current management has not addressed the future of Atmel’s Smart Card business, which in order to succeed requires substantial capital investment that may inhibit growth opportunities in Atmel’s microcontroller business. I believe the Smart Card business would create greater value to Atmel’s shareholders if Atmel spun-off the business to its shareholders as a separate company. This would allow Atmel and the new Smart Card company to focus on their core competencies and allow shareholders to invest separately in the different businesses.

Over three months have passed since current management announced its strategic initiatives in early December 2006. Since that time, there have been no public announcements by current management of any substantive developments with respect to those initiatives. The nominees I am proposing will work with urgency to restructure Atmel’s business to enable the company to return appropriate value to shareholders.

Hiring of an inexperienced president and CEO. The Incumbents hired one of their own, Steven Laub, as president and CEO of Atmel without undertaking, so far as the public record discloses, any efforts to conduct a search to identify the best qualified individual to hold that position on a long-term basis. According to the public disclosures:

o

Mr. Laub’s sole prior experience as a president and chief executive officer of a public company was at Silicon Image, Inc., a company less than one-third the size of Atmel. Atmel’s SEC filings and press releases stated that Mr. Laub held those positions at Silicon Image “from 2004 to 2005.” The misleading nature of that disclosure is revealed in a review of the public filings of Silicon Image. In fact, Mr. Laub only served as president and CEO at Silicon Image for approximately ten weeks, from November 11, 2004 to January 20, 2005. Mr. Laub’s resume also appears to grossly overstate his accomplishments during this brief 70-day period by representing that his “primary activities focused on transitioning the company from a successful small company to a mid-size corporation by simultaneously maintaining the company’s high revenue growth and rapid pace of innovation while implementing the systems, processes and procedures to achieve long- term growth.” Atmel only recently corrected the previous disclosure of Mr. Laub’s employment by Silicon Image in a filing with the Securities and Exchange Commission made on April 9, 2007 after I advised shareholders of the misleading nature of the disclosure in my letter to shareholders of March 30, 2007.

o

Mr. Laub’s only other experience as a president of a public company was at Lattice Semiconductor Corporation. For the nine quarters that Mr. Laub was president of Lattice, Lattice suffered a net loss in every quarter. During Mr. Laub’s tenure as president, Lattice’s stock price declined over 50%. By contrast, the stock price increased by over 50% in the three months following his resignation.

In light of Mr. Laub’s appointment by the Incumbents to the position of president and CEO on a long-term basis and the significant management changes made by Mr. Laub and the Incumbents, I have grave concerns that Atmel’s current management is not implementing the restructuring program my management team had in place, or otherwise making the investment in Atmel’s microcontroller products and technologies necessary to position the company for future growth. I also believe current management has been utilizing, at undisclosed cost to the company, the services of Bain & Company, an outside consulting firm previously associated with Mr. Laub. While I have nothing against consulting firms, I would be highly skeptical if the consultants were taking the lead on fashioning the company’s business and operational strategies instead of senior management. I do not believe Atmel’s business lines and the semiconductor industry in general are fertile or appropriate ground for “management by consultancy” rather than management by experienced and talented managers.

Enrichment of Mr. Laub, one of the Incumbents, with what I believe is an excessive compensation package. Notwithstanding Mr. Laub’s lack of prior experience as the senior executive of a successful public company and the lack of a proper search for a permanent CEO as discussed above, the Incumbents awarded Mr. Laub a compensation package that dramatically exceeds any compensation ever given to an Atmel executive. I view Mr. Laub’s package as excessive in light of his lack of prior experience and a proven track record. This compensation package includes:

o	Not less than $1.4 million of total targeted annual compensation, consisting of an annual salary of $700,000 plus annual cash incentives in a target amount of not less than $700,000.

o

Options for 4,000,000 shares of common stock, subject to the approval of The NASDAQ Stock Market. The company awarded Mr. Laub options to purchase 1,450,000 shares immediately upon Mr. Laub’s appointment. Those options have already, as of April 9, 2007, yielded Mr. Laub a paper gain of $304,500.

o

Options for 500,000 shares granted on January 2, 2007 and a contractual obligation to issue Mr. Laub an additional 1,000,000 restricted shares if, as appears to be the case based on public disclosures, NASDAQ does not allow Atmel to grant him options covering the full 4,000,000 shares.

o

A “golden parachute” consisting of change of control payments and benefits if he is terminated or resigns for “good reason,” which would include a change in the composition of the board resulting from the election of the nominees. The change of control payments and benefits include:

24 months of continued base salary following termination;

100% of Mr. Laub’s targeted annual cash incentive for 12 months, plus a payment of a pro rata portion for the year of termination to the date of termination; and

100% vesting (or, if terminated prior to August 7, 2007, 50% vesting) of the unvested equity awards given to him.

Further, on March 13, 2007, two days before the Delaware Court of Chancery ordered that the special meeting be held for the purpose of giving Atmel shareholders the opportunity to vote on my proposal to remove the Incumbents, the Incumbents amended Mr. Laub’s compensation package to provide that if Mr. Laub’s employment is terminated before he is issued the 1,000,000 restricted shares described above, Atmel will have to pay Mr. Laub an amount of cash equal to the fair market value of the portion of those restricted shares that would have vested had the 1,000,000 restricted shares been issued on January 2, 2007.

The board’s attempts to prevent shareholders from having the opportunity to vote on leadership of the company. The most fundamental right of shareholders is their right to decide who should serve as directors of their company. Since I called a special meeting of Atmel shareholders in August 2006, the Incumbents have been wasting the company’s resources in their efforts to prevent Atmel shareholders from being able to exercise that right by voting at the special meeting. The Incumbents first appointed David Sugishita as co-chairman of the board, a position not recognized by Atmel’s bylaws, and he purported to cancel the special meeting. The Incumbents then actively opposed my efforts to have the special meeting reinstated in litigation before the Delaware Court of Chancery, including by asserting that a special meeting would be “confusing” to Atmel shareholders and employees. The Delaware Court of Chancery rejected the arguments of the Incumbents, saying they “have offered no persuasive reasons for the cancellation of the special meeting” and that “the cancellation was improper.” I believe that the actions of the Incumbents to prevent Atmel shareholders from having the opportunity to vote on the leadership of their company is indicative of the Incumbents’ lack of concern for Atmel shareholder rights. I also believe that Atmel shareholders would be best served by electing at the special meeting a new slate of directors who I believe are highly qualified and independent and will act in the best interests of shareholders.

For the reasons I have described above and in my letter, I RECOMMEND THAT YOU VOTE “FOR” THE REMOVAL OF THE INCUMBENTS AND “FOR” THE ELECTION OF THE SPECIAL MEETING NOMINEES. A vote to remove the Incumbents and elect the Special Meeting Nominees will, among other things:

  Give Atmel five directors who I believe are highly qualified and independent, including individuals with significant experience in the semiconductor industry as well as in management, finance and accounting; and
  Enable the Special Meeting Nominees to appoint to the Atmel board three additional directors who I believe are highly qualified and independent, including individuals with significant experience in management and finance.

PROPOSAL NO. 2

ELECTION OF THE SPECIAL MEETING NOMINEES

Atmel currently has six directors. The six directors include the five Incumbents and Tsung–Ching Wu, one of Atmel’s co-founders. I am proposing the election of the five Special Meeting Nominees to replace the five Incumbents whom I am seeking to have removed from the board. I am not proposing any action with respect to Mr. Wu. If elected, a Special Meeting Nominee will serve until a successor is elected and qualified.

I believe that the five Special Meeting Nominees, who have no current affiliations with the current Atmel board of directors or management, will provide the leadership and strategic direction necessary to maximize the value of your investment in Atmel. If elected, the Special Meeting Nominees will, consistent with their fiduciary duties:

  seek to identify and retain a highly qualified new president and CEO with significant and successful management experiences; and
  pursue strategic initiatives to refocus and restructure Atmel and return value to shareholders as described above.

If all or a sufficient number of the Special Meeting Nominees to constitute a majority of the Atmel board are elected as directors at the special meeting, they intend to increase the number of authorized directors as permitted by Atmel’s bylaws and appoint the Additional Nominees to serve as directors of Atmel. If some of the Special Meeting Nominees are elected as directors but do not constitute a majority of the board, they will nevertheless propose these actions to the other directors and use their best efforts to cause them to be taken. I URGE YOU TO VOTE “FOR” THE ELECTION OF ALL OF THE SPECIAL MEETING NOMINEES AT THE SPECIAL MEETING.

THE NOMINEES

The following table sets forth the name, age, present principal occupation or employment, business address, business experience for the past five years and certain other information with respect to the Nominees which they have furnished to me.

Special Meeting Nominees

Name, Age and Business Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Brian S. Bean (age 53)	Mr. Bean was most recently vice chairman, co-head of investment banking and the head of technology banking at Montgomery & Co., an investment bank, where he was employed from
Business Address:	January 2004 to February 2007. From August 2002 to December 2003, Mr. Bean worked in the
3527 Washington Street	ranch business at Lava Lake Land and Livestock. Mr. Bean was a managing director, a co-head
San Francisco, CA 94118	of corporate finance and the head of global technology banking at Robertson, Stephens &
Company, an investment bank, from September 1989 to July 2002. Mr. Bean has been actively engaged in providing investment advice to companies in the semiconductor industry for more than 17 years, including at Morgan Stanley & Co. Incorporated, Barclays National Merchant Bank
Limited and Goldman, Sachs & Co.

Mr. Bean has an M.B.A. from the Stanford Graduate School of Business and a B.A. in botany-molecular biology and zoology from Pomona College, and was an officer in the United
States Marine Corps.

Joseph F. Berardino (age 56)	Mr. Berardino has been the chief executive officer of Profectus BioSciences, Inc., a biotechnology company, since October 2005 and chairman of Profectus BioSciences since May
Business Address:	2004. Mr. Berardino was vice chairman of Sciens Capital Management, an asset management
Profectus BioSciences, Inc.	firm, from May 2004 to October 2005. Mr. Berardino was chief executive officer of Andersen
Techcenter at UMBC	Worldwide, an accounting firm, from January 2001 to March 2002. Mr. Berardino began his
1450 South Rolling Road	career with Arthur Andersen LLP in 1972, acquired his CPA in 1975 and was a partner at Arthur
Baltimore, MD 21227	Andersen from 1982 to 2002. In his 30 years of practice in public accounting, Mr. Berardino conducted and supervised the auditing of large global organizations. For 10 of those years he managed increasingly large auditing practices, including serving as head of Arthur Andersen’s
U.S. audit practice before being elevated to chief executive officer of Andersen Worldwide.

Mr. Berardino has been the chairman of the finance committee of the board of trustees for
Fairfield University since 2005.

Mr. Berardino holds a B.S. in Accounting from Fairfield University and is a certified public accountant (CPA).

Bernd U. Braune (age 51)	Mr Braune is managing director of BB Ventures International e.K., a firm that focuses on strategic technology investments which he launched in 2005. Prior to this, Mr. Braune co-
Business Address:	founded Get2Chip Inc. an electronic design automation (EDA) supplier of system-on-chip (SOC)
Löwengrube 12	synthesis, in 1999, and served as its chief executive officer and chairman from 1999 to April
80 333 München	2003, when the company was acquired by Cadence Design Systems, Inc. Mr. Braune continued
Germany	to serve as a consultant and advisor to Cadence's CEO until the end of 2004.

Mr. Braune has held executive management positions with various companies in the electronics industry including Mentor Graphics Corporation, a provider of software tools and consulting services for electronic design automation, from 1997 to 1999, VLSI Technology, Inc., a designer and manufacturer of custom and semi-custom integrated circuits, from 1993 to 1997, NCR
Corporation, a technology company specializing in enterprise computing solutions for the financial and retail industries, from 1987 to 1993 and LSI Logic Corporation, a provider of silicon-to-system solutions, from 1984 to 1987.

Mr. Braune received his technical training in electrical engineering at the Universitaet der
Bundeswehr in Neubiberg, Germany while an officer of the German Army, and splits his time between his homes in Germany and the San Francisco bay area.

Dr. John D. Kubiatowicz (age 42)	Dr. Kubiatowicz has been an associate professor of computer science with tenure at the
University of California at Berkeley since 2003. He joined the university’s electrical engineering
Business Address:	and computer science faculty in 1998. At UC Berkeley, he does research in computer
University of California at Berkeley	architecture and VLSI design, operating systems and Internet-scale networking.
673 Soda Hall #1776
Berkeley, CA 94720-1776	Dr. Kubiatowicz was selected as one of Scientific American’s top 50 visionaries in research, industry and politics in 2002. He has published 15 papers in multiprocessor architecture, seven papers in quantum computing and over 35 papers in archival storage and peer-to-peer networking. In addition, Dr. Kubiatowicz has served as a consultant for a number of companies in the semiconductor industry, including Cisco Systems, Inc., International Business Machines
Corporation (including the IBM Research Labs), Sun Microsystems, Inc. and CLAM Associates
Inc. (which has been acquired by Lakeview Technology Inc.).

Dr. Kubiatowicz holds a Ph.D. and S.M. in electrical engineering and computer science, a double
S.B. in electrical engineering and physics and a minor in physics from the Massachusetts
Institute of Technology.

George A. Vandeman (age 67)	Mr. Vandeman has been the principal and founder of Vandeman & Co, a private investment firm, since he retired in July 2000 from Amgen Inc., a biotechnology company, where he continued as
Business Address:	a part-time special advisor until July 2006. From 1995 to 2000, Mr. Vandeman was senior
265 Durley Avenue	vice president and general counsel of Amgen and a member of its operating committee.
Camarillo, CA 93010	Immediately prior to joining Amgen in July 1995, Mr. Vandeman was a senior partner and head of the mergers and acquisitions practice at the international law firm of Latham & Watkins LLP, where he worked for nearly three decades. Mr. Vandeman is a member and past chair of the board of councilors at the University of Southern California Law School.

Mr. Vandeman currently serves as a director of ShopNBC–ValueVision Media, Inc. and SymBio
Pharmaceuticals Limited.

Additional Nominees

Name, Age and Business Address	Principal Occupation or Employment During the Last Five Years; Public Company Directorships

Marshall S. Geller (age 68)	Mr. Geller is co-founder and senior managing director of St. Cloud Capital, a Los Angeles based private investment fund formed in December 2001. He is also chairman, chief executive officer
Business Address:	and founding partner of Geller & Friend Capital Partners, Inc., a private merchant bank formed
c/o St. Cloud Capital LLC	in 1995. Mr. Geller has spent more than 40 years in corporate finance and investment banking,
10866 Wilshire Blvd., Suite 1450	including 21 years as senior managing director for Bear, Stearns & Co., with oversight of all
Los Angeles, CA 90024	operations in Los Angeles, San Francisco, Chicago, Hong Kong and the Far East.

Mr. Geller currently serves as a non-executive chairman of the board of ShopNBC–ValueVision
Media, Inc. and as director on the boards of GP Strategies Corporation, 1st Century Bank N.A.,

SCPIE Holdings Inc., Blue Holdings Inc. and National Holdings Corporation, all of which are public companies. Mr. Geller also serves as a member of the board of governors of Cedars-
Sinai Medical Center, Los Angeles.

Mr. Geller graduated from California State University, Los Angeles, with a B.S. in business administration, where he currently serves on the dean’s advisory council for the College of
Business & Economics.

John A. Jarrell (age 62)	Mr. Jarrell has been the director of engineering of Standard Pacific Homes, a division of
Standard Pacific Corp., a national homebuilding company, since October 2004. From March
Business Address:	2003 to October 2004, Mr. Jarrell served as a consultant for construction-related projects.
Standard Pacific Homes	Mr. Jarrell founded Seismic Sentry Systems, LLC, a manufacturer of patented safety products for
3825 Hopyard Road, Suite 195	the residential, light industrial and consumer market, and served as its president until from 2001
Pleasanton, CA 94588	to March 2003.

Mr. Jarrell was a partner of Pacific Union Company, a real estate development company, from
1978 to 2000, during which time he was the project manager for the construction of a number of large, complex developments including Opera Plaza and The Gift Center II in San Francisco,
California and Meadowood Resort in St. Helena, California. Mr. Jarrell founded File-Safe, Inc., a records management company, in 1985, and served in various executive capacities until its sale in 1987.

Mr. Jarrell holds an M.S. in mechanical engineering and an M.B.A. from Stanford University and a B.S. in mechanical engineering from Cornell University.

Gary A. Wetsel (age 61)	Mr. Wetsel served as the executive vice president, finance, chief financial officer and chief administrative officer of Aspect Communications Corporation, a public business
Business Address:	communications solutions company, from April 2002 to December 2004 and remained as a
304 Grand Avenue	consultant to Aspect until his retirement in March 2005. Mr. Wetsel served as the chief financial
Capitola, California 95010	officer of Zhone Technologies, Inc., a public telecommunications equipment company, from
January 2000 to March 2002. He was president and chief executive officer of WarpSpeed
Communications, Corp., a private telecommunications software company, from November 1998 to January 2000 and executive vice president and chief operating officer of Wyse Technologies,
Inc., a computing solutions company that became a public company in Taiwan, from November
1996 to November 1998. Mr. Wetsel has also served in executive roles at a number of other public companies, including as president and chief executive officer and a director of Borland
International, Inc., a software company, executive vice president and chief financial officer of
Octel Communications Corporation, a voice information processing company, and vice president and chief financial officer of Ungermann-Bass, Inc., a computer networking company.

Mr. Wetsel is currently a consultant, director and chairman of the audit committee of Seven
Networks, Inc., a private mobile e-mail software company. Mr. Wetsel was previously a director and chairman of the audit committee of LookSmart, Ltd. and a director of Blue Martini, Inc., both of which are public companies.

Mr. Wetsel has over eleven years of experience in public accounting, including seven years with
KPMG LLP. Mr. Wetsel holds a B.S. in accounting from the Bentley College of Accounting and Finance and is a certified public accountant (CPA).

None of the Nominees has carried on an occupation or employment, during the past five years, with Atmel or any corporation or organization which is or was a parent, subsidiary or other affiliate of Atmel, and none of the Nominees has ever served on the board of directors of Atmel. No family relationships exist between any Nominee and any director or executive officer of Atmel.

None of the Nominees owns beneficially, directly or indirectly, or of record but not beneficially, any securities of Atmel, or any parent or subsidiary of Atmel, nor has any Nominee purchased or sold any securities of Atmel within the last two years.

I STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF BRIAN S. BEAN, JOSEPH F. BERARDINO, BERND U. BRAUNE, DR. JOHN D. KUBIATOWICZ AND GEORGE A. VANDEMAN BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT. IF YOU HAVE SIGNED THE GREEN PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GREEN PROXY CARD “FOR” THE ELECTION OF ALL SPECIAL MEETING NOMINEES NAMED ON THE GREEN PROXY CARD.

I do not expect that any of the Special Meeting Nominees will be unable to stand for election, but, in the event that any Special Meeting Nominee is unable to serve or for good cause will not serve, the shares of Atmel common stock represented by the enclosed GREEN proxy card will be voted for one or more substitute nominees, including possibly one or more of the Additional Nominees. In addition, I reserve the right to nominate substitute persons if Atmel makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Special Meeting Nominees or altering the size or composition of Atmel’s board of directors. In any such case, shares of Atmel common stock represented by the enclosed GREEN proxy card will be voted for such substitute nominees, including possibly one or more of the Additional Nominees.

VOTING AND PROXY PROCEDURES

IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE SPECIAL MEETING, PLEASE SIGN, DATE AND RETURN THE ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

Only shareholders of record on the record date will be entitled to notice of and to vote at the special meeting. Each share of Atmel common stock is entitled to one vote. Shareholders of record who sell shares of common stock before the record date (or acquire them without voting rights after the record date) may not vote those shares of common stock. Shareholders of record on the record date will retain their voting rights in connection with the special meeting even if they sell their shares of common stock after the record date. Based on publicly available information, the only outstanding class of securities of Atmel entitled to vote at the special meeting is the common stock.

Shares of Atmel common stock represented by properly executed GREEN proxy cards will be voted at the special meeting as marked and, in the absence of specific instructions, will be voted “FOR” the proposal to remove the Incumbents and “FOR” the proposal to elect all of the Special Meeting Nominees to the Atmel board of directors and, in the discretion of the person named as proxy, on all other matters as may properly come before the special meeting.

I am asking you to remove the Incumbents and replace them with the Special Meeting Nominees. The Atmel board of directors is soliciting proxies at the special meeting in opposition to my proposal. I intend to vote all of my shares of Atmel common stock in favor of removing the Incumbents and replacing them with the Special Meeting Nominees.

Quorum

In order to conduct any business at the special meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the shares of Atmel common stock issued and outstanding on the record date. All shares of common stock that are voted “FOR”, “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of Proposal No. 2 for the election of the Special Meeting Nominees as directors) on any matter will count for purposes of establishing a quorum and will be treated as shares of common stock entitled to vote at the special meeting.

Votes Required for Approval

Vote required for Proposal No. 1. Approval of the proposal to remove the Incumbents requires the affirmative vote of shareholders holding a majority of the shares of Atmel common stock issued and outstanding on the record date. As a result, A FAILURE TO VOTE WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” PROPOSAL NO. 1. HENCE, IT IS VERY IMPORTANT THAT YOU VOTE “FOR” PROPOSAL NO. 1 BY SIGNING, DATING AND RETURNING PROMPTLY THE ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

Vote required for Proposal No. 2. Approval of the proposal to elect each of the Special Meeting Nominees requires the affirmative vote of shareholders holding a majority of the number of votes that are cast by the shareholders represented and voting at the special meeting (assuming a quorum is present). A vote to “WITHHOLD” for any nominee for director will count as a vote cast against that nominee and will be counted for purposes of establishing a quorum. As a result, IT IS VERY IMPORTANT THAT YOU VOTE “FOR” THE ELECTION OF ALL OF THE SPECIAL MEETING NOMINEES IN PROPOSAL NO. 2 BY SIGNING, DATING AND RETURNING PROMPTLY THE ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

Shareholders may cast their votes by marking the ballot at the meeting or by specific voting instructions sent with a signed proxy either to MacKenzie Partners, Inc. at the address set forth on the back cover of this proxy statement or to Atmel at 2325 Orchard Parkway, San Jose, California 95131 or any other address provided by Atmel. Shareholders whose shares of common stock are held in “street name” or held of record by a bank, broker or nominee should see “Shares Held in ‘Street Name’ or of Record by Banks, Brokers or Nominees” below for instructions on how to cast their votes.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will count for purposes of determining whether a quorum is present. Because Proposal No. 1 to remove the Incumbents requires the affirmative vote of a majority of the shares of Atmel common stock issued and outstanding on the record date, proxies marked “ABSTAIN” and proxies not voted, including broker non-votes, will have the same effect as a vote “AGAINST” the proposal to remove the Incumbents. Because Proposal No. 2 to elect each of the Special Meeting Nominees requires the affirmative vote of shareholders holding a majority of the number of votes that are cast by the shareholders represented at the special meeting (assuming a quorum is present), proxies not voted, including broker non-votes, and “withhold” votes will have the same effect as a vote against the nominee(s). AS A RESULT, IT IS VERY IMPORTANT THAT YOU VOTE AND THAT YOU DO NOT VOTE TO “ABSTAIN” BUT RATHER VOTE “FOR” PROPOSAL NO. 1 AND “FOR” THE ELECTION OF ALL OF THE SPECIAL MEETING NOMINEES IN PROPOSAL NO.2 AND SIGN, DATE AND RETURN PROMPTLY THE ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

Shares Held in “Street Name” or of Record by Banks, Brokers or Nominees

Shares of Atmel common stock held in “street name” or held of record by banks, brokers or nominees may not be voted by those banks, brokers or nominees unless the beneficial owners of those shares provide them with instructions on how to vote. IF YOUR SHARES ARE HELD IN “STREET NAME” OR ARE HELD OF RECORD BY A BANK, BROKER OR NOMINEE, YOU MUST EITHER VOTE YOUR SHARES ACCORDING TO THE ENCLOSED VOTING INSTRUCTION FORM OR CONTACT YOUR BROKER OR OTHER NOMINEE AND FOLLOW THE DIRECTIONS PROVIDED TO YOU. To revoke a previously given proxy, you must similarly follow the instructions in the enclosed voting instruction form or contact your broker or other nominee and follow the directions provided to you.

Revocation of Proxies

Shareholders of Atmel may revoke their proxies at any time prior to exercise by attending the special meeting and voting in person (although attendance at the special meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered to MacKenzie Partners, Inc., which is assisting me in this solicitation, at the address set forth on the back cover of this proxy statement or to Atmel at 2325 Orchard Parkway, San Jose, California 95131 or any other address provided by Atmel. Shareholders whose shares of common stock are held in “street name” or held of record by a bank, broker or nominee should see “Shares Held in ‘Street Name’ or of Record by Banks, Brokers or Nominees” above for instructions on how to revoke their previously given proxy. Although a revocation is effective if delivered to Atmel, I ask that you mail either the original or photostatic copies of all revocations to MacKenzie Partners, Inc. at the address set forth on the back cover of this proxy statement so that I will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the record date of a majority of the outstanding shares of Atmel common stock. Additionally, MacKenzie Partners, Inc. may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the proposals described herein.

Only holders of record as of the close of business on the record date will be entitled to vote. If you were a shareholder of Atmel on the record date, you will retain your voting rights at the special meeting even if you sell those shares after the record date. Accordingly, it is important that you vote the shares held by you on the record date, or grant a proxy to vote those shares on the accompanying GREEN proxy card, even if you sell the shares after the record date.

IF YOU WISH TO VOTE “FOR” THE PROPOSAL TO REMOVE THE INCUMBENT DIRECTORS AND “FOR” THE PROPOSAL TO ELECT THE SPECIAL MEETING NOMINEES, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ACCOMPANYING GREEN PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

Dissenters’ Right of Appraisal

Shareholders of Atmel do not have rights of appraisal or similar dissenters’ rights with respect to the matters described in this proxy statement.

OTHER NOMINEE AND PARTICIPANT INFORMATION

Interests of Nominees

Each of the Nominees, if elected, will be an independent director. Neither the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of Atmel.

I have agreed to indemnify each of the Nominees against losses incurred in connection with their service as nominees for election as directors of Atmel and in connection with this solicitation of proxies. I have also agreed to compensate each of the Nominees in the amount of $50,000 for their services as nominees and to reimburse them for out-of-pocket expenses incurred as nominees, including, without limitation, reimbursement for reasonable travel expenses. Each of the Nominees has executed a written consent agreeing to be named in this proxy statement and to be a nominee for election or appointment as a director of Atmel and to serve as a director if so elected or appointed.

According to Atmel's public filings setting forth the compensation to be paid to directors in 2006 (Atmel has not yet disclosed the compensation to be paid to directors in 2007, which would be applicable to the Nominees), if elected or appointed as a non-employee director of Atmel, each of the Nominees would receive an annual cash retainer of $40,000 (pro rata for directors that do not serve the entire year), paid in installments, for service on the board of directors and its committees, plus $1,500 for each board meeting attended and $1,000 for each committee meeting attended for each committee on which the Nominee serves. In addition, a Nominee who is elected or appointed as a non-employee director and serves as a committee chair will receive an annual retainer for the service in the amount of $15,000 for the chair of the audit committee and $10,000 for the chair of other board committees. A Nominee who is elected or appointed as a non-employee director would also be entitled to reimbursement of expenses in connection with attendance at board and committee meetings and out-of-pocket business expenses associated with service on the board of directors and its committees. If elected or appointed as a non-employee director, each of the Nominees would also be entitled to receive (i) upon joining the board of directors, a nonstatutory stock option for the purchase of 50,000 shares of Atmel common stock at an exercise price per share equal to the fair market value per share on that date, with the option to vest and be exercisable over four years, and (ii) annually at the April board meeting a nonstatutory stock option for the purchase of 15,000 shares of common stock at an exercise price per share equal to the fair market value per share on that date, with the option to vest and be exercisable over one year. If any of the Nominees were to be become an employee of Atmel, the Nominee would thereafter cease to be eligible for cash compensation or stock options for service on the board of directors following the date of employment. The Nominees, if elected or appointed, will be indemnified for service as directors of Atmel to the same extent indemnification is provided to the current directors of Atmel under Atmel's restated certificate of incorporation and bylaws. I also believe that upon election or appointment the Nominees will be covered by Atmel's officer and director liability insurance. I disclaim any responsibility for the accuracy of the foregoing information extracted from Atmel's public filings.

Interests of Participants

The Nominees and I are deemed to be “participants” in this solicitation. The names and business addresses of, and the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which employment is carried out by, each of the Nominees is set forth above under “The Nominees.” My business address is 45863 Bridgeport Place, Fremont, California 94539, and I currently have no principal occupation or employment.

Other than as set forth herein:

There are no arrangements or understandings between the Nominees and any other party pursuant to which any Nominee was or is to be selected as a director or nominee.

None of the participants is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Atmel, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profit, or the giving or withholding of proxies, except that I was granted options for 400,000 shares in 2005 and 400,000 shares in 2006 (the status of these options is currently the subject of dispute between me and the company).

None of the participants or any of the participants’ associates or immediate family members has had, or will have, a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of Atmel’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which Atmel or any of its subsidiaries was or is to be a party, in which the amount involved exceeded or exceeds $120,000, except that:

o	For my work as President and CEO of Atmel, during 2006 I received salary and other benefits of $518,647; and

o	For her work as a director of certain Atmel subsidiaries during 2006, specifically Atmel Japan K.K., a Japanese corporation, Atmel North Tyneside Limited, a United Kingdom corporation, Atmel Smartcard ICS Limited, a United Kingdom corporation, and Atmel Hellas A.E., a Greek corporation, my wife, Angela Perlegos, received director compensation of $41,226.

None of the participants, or any of their respective associates, has any arrangements or understandings with any person or persons with respect to any future employment by Atmel or its affiliates or with respect to any future transactions to which Atmel or any of its affiliates will or may be a party.

Other than me, the participants do not beneficially own any securities of Atmel or any of its subsidiaries or have any personal ownership interest, direct or indirect, in any securities of Atmel or any of its subsidiaries. I am the beneficial owner of 25,871,903 shares of Atmel common stock. No participant in this solicitation owns any securities of Atmel which are owned of record but not beneficially.

Annex A to this proxy statement sets forth for all of the participants all purchases and sales of securities of Atmel and its subsidiaries during the past two years.

SECURITY OWNERSHIP

The following information as to the security ownership of the company is based solely on the company’s preliminary proxy statement filed with the Securities and Exchange Commission, or the SEC, on March 23, 2007, except that I have corrected the number that is disclosed as to my shareholdings and the associated footnote.

The following table sets forth certain information with respect to beneficial ownership of the company’s common stock as of February 28, 2007 by (i) each person known to the company to be a beneficial owner of more than 5% of the company’s outstanding common shares, (ii) each of the company’s principal executive officers, (iii) each director and (iv) all directors and principal executive officers as a group. Except for the information relating to my beneficial ownership, the information on beneficial ownership in the table and the footnotes is based upon the company’s records and the most recent Schedule 13D or 13G filed by each person or entity and information supplied to the company by such person or entity. Except as otherwise indicated (or except as contained in a referenced filing), each person has sole voting and investment power with respect to all shares shown as beneficially owned, subject to community property laws where applicable, and can be reached by contacting the company’s principal executive offices.

Common Shares
Beneficial Owner(1)	Beneficially Owned (2)

FMR Corp. (3)	59,023,988
Goldman Sachs Asset Management, L.P. (4)	48,990,288
George Perlegos (5)	25,871,908
Steven Laub (6)	14,583
Tsung-Ching Wu (7)	8,140,731
David Sugishita (8)	57,917
T. Peter Thomas (9)	186,400
Pierre Fougere (10)	34,375
Dr. Chaiho Kim (11)	60,792
Robert Avery (12)	172,716
Graham Turner (13)	663,405
Bernard Pruniaux (14)	210,000
Robert McConnell (15)	221,174
Steve Schumann (16)	2,494,348

All directors and executive officers as a group	12,255,488
(11 persons) (17)

(1)	Unless otherwise indicated, the address of each beneficial owner is c/o Atmel Corporation, 2325 Orchard Parkway, San Jose, CA 95131.

(2)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, Atmel common shares subject to options held by that person that will be exercisable within 60 days after February 28, 2007, are deemed outstanding.

(3)	Includes 6,750,596 shares of which FMR Corp. has sole voting power and 59,023,988 shares of which FMR Corp. has sole dispositive power. Based on a Schedule 13G filed with the SEC on October 10, 2006, as amended by a Schedule 13G/A filed with the SEC on February 14, 2007, by FMR Corp. The address of FMR Corp. is 82 Devonshire Street, Boston, Massachusetts 02109.

(4)	Includes 39,229,967 shares of which Goldman Sachs Asset Management, L.P. has sole voting power and 48,990,288 shares of which Goldman Sachs Asset Management, L.P. has sole dispositive power. Based on a Schedule 13G filed with the SEC on January 10, 2007 by Goldman Sachs Asset Management, L.P. The address of Goldman Sachs Asset Management, L.P. is 32 Old Slip, New York, New York 10005.

(5)	Includes 15,833,883 shares of which I have sole voting power and sole dispositive power and 10,038,025 shares of which I have shared voting power and shared dispositive power. This information is provided by me as part of this proxy solicitation to disclose my shareholdings in the company as of the date of this proxy statement. This information is more current than the information provided in the company’s preliminary proxy statement, which shows my shareholdings as of December 31, 2006 as disclosed on my Schedule 13G filed with the SEC on February 14, 2003, as amended by a Schedule 13G/A filed with the SEC on March 14, 2007. My address is 45863 Bridgeport Place, Fremont, California 94539.

(6)	Includes 14,583 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(7)	Includes 374,999 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(8)	Includes 57,917 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(9)	Includes 170,000 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(10)	Includes 34,375 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(11)	Includes 54,792 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(12)	Includes 172,716 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(13)	Includes 250,000 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(14)	Includes 210,000 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(15)	Includes 210,209 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(16)	Includes 396,666 shares issuable under stock options exercisable within 60 days of February 28, 2007.

(17)	Includes 1,946,257 shares issuable under stock options exercisable within 60 days of February 28, 2007.

CHANGE OF CONTROL PROVISIONS

According to the Incumbents’ proxy statement, Mr. Laub’s employment agreement provides for certain payments and benefits to be provided to him in the event that he is terminated without “cause” or that he resigns for “good reason,” including if those actions occur in connection with a “change of control,” as each such term is defined in his employment agreement. If Mr. Laub is terminated without “cause” or resigns for “good reason” within 12 months following a “change of control” then, subject to Mr. Laub’s compliance with certain covenants (including a covenant not to compete with Atmel for a prescribed period), Mr. Laub will receive: (i) continued payment of his base salary for 24 months, (ii) payment in an amount equal to 100% of his target annual incentive; (iii) the current year’s target annual incentive pro-rated to the date of termination; (iv) 100% (subject to the following sentence) of his then outstanding unvested equity awards vest; and (v) reimbursement for premiums paid for continued health benefits for Mr. Laub and any eligible dependents under Atmel’s health plans for up to 18 months. Notwithstanding the previous sentence, if the change of control occurs between January 2, 2007 and August 7, 2007 inclusive, only 50% of Mr. Laub’s then outstanding unvested equity awards will vest. “Change of control”, as defined in Mr. Laub’s employment agreement, includes among other things a change in a majority of Atmel’s board of directors that would occur if Proposal No. 1 to remove the five Incumbent directors is adopted at the special meeting.

As this information has been extracted from the Incumbents’ public disclosures, I do not take any responsibility for its accuracy and completeness. If the Nominees are elected, the Nominees intend to review the terms of any change of control provisions that Atmel is a party to and evaluate whether the change of control provisions contained therein have been triggered.

OTHER MATTERS

In July through September 2006, six shareholder derivative lawsuits were filed (three in the U.S. District Court for the Northern District of California and three in Santa Clara County Superior Court) by persons claiming to be Atmel shareholders and purporting to act on the company’s behalf, naming Atmel as a nominal defendant and some of its current and former officers and directors as defendants, including me. The suits contain various causes of action relating to the timing of stock option grants awarded by the company. The federal cases were consolidated and an amended complaint was filed on November 3, 2006. I, the company and the other individual defendants have each moved to dismiss the consolidated amended complaint on various grounds. The state derivative cases have been consolidated, and I expect an amended consolidated complaint to be filed soon pursuant to a stipulation among the parties.

On November 3, 2006, I asked the U.S. Department of Labor to conduct an investigation as to the propriety of my termination as president and CEO of Atmel under the whistleblower provisions of the Sarbanes Oxley Act of 2002, and take appropriate action based on the findings of the investigation. The U.S. Department of Labor has indicated to me that they will be conducting an investigation.

On March 23, 2007, Atmel filed a complaint in the U.S. District Court for the Northern District of California against me and my brother, Gust Perlegos. In the complaint, the company alleged violations of Section 14(a) and 13(d) of the Securities and Exchange Act of 1934, as amended, relating to this proxy contest and our respective public filings disclosing our ownership interests in the company. I believe this litigation is without merit and intend to defend myself vigorously.

I am unaware of any other matters to be considered at the special meeting. However, should other matters, which I am not aware of a reasonable time before this solicitation, be brought before the special meeting, I will vote on the matters in my discretion.

SOLICITATION OF PROXIES

In connection with the solicitation of proxies by the participants for use at the special meeting, proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements.

I have entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $__________, together with reimbursement for its reasonable out-of-pocket expenses. MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. I will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Atmel common stock they hold of record. I will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that MacKenzie Partners, Inc. will employ approximately ___ persons to solicit Atmel shareholders for the special meeting.

I am bearing the entire expense of soliciting proxies. Costs of this solicitation of proxies are currently anticipated to be approximately $_______. I estimate that through the date hereof, my expenses in connection with this solicitation are approximately $_______. If one or more of the Special Meeting Nominees is elected, I intend to seek reimbursement of the costs of this solicitation from Atmel and do not intend to submit the question of such reimbursement to a vote of Atmel’s shareholders.

ADDITIONAL INFORMATION

None of the participants in this solicitation, nor any of their respective affiliates or associates, is presently an officer or director of, or otherwise engaged in the management of, Atmel, and I have not had access to the books and records of Atmel since August 2006. Accordingly, I do not have current biographical information on Atmel’s directors and executive officers, an analysis of cumulative total returns on an investment in shares of Atmel common stock during the past five years and deadlines and procedures for submitting proposals at Atmel’s next annual meeting of shareholders under Rule 14a-8 of the Securities Exchange Act of 1934, as amended, and outside the processes of Rule 14a-8. Shareholders should refer to Atmel’s proxy statement to review this disclosure. The information concerning Atmel contained in this proxy statement has been taken from, or is based upon, publicly available information. Although I do not have any knowledge indicating that any statement made herein is untrue, I do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on my behalf, or for any failure by Atmel to disclose events that may affect the significance or accuracy of such information.

___________, 2007

GEORGE PERLEGOS

ANNEX A

INFORMATION CONCERNING THE PARTICIPANTS

The purchases and sales of securities of Atmel by the participants and their associates during the past two years are as follows:

Class of Security	Quantity Purchased / (Sold)	Date of Purchase / Sale

	George Perlegos and associates
Common Stock	(674,500)	09/05/2006
Common Stock	(100,000)	11/27/2006
Common Stock	(75,000)	11/28/2006
Common Stock	(26,000)	11/30/2006
Common Stock	(60,000)	12/11/2006
Common Stock	(150,000)	12/12/2006
Common Stock	(700,000)	12/13/2006
Common Stock	(600,000)	12/15/2006
Common Stock	(600,000)	01/08/2007
Common Stock	(600,000)	01/09/2007
Common Stock	(400,000)	01/10/2007
Common Stock	(590,000)	01/12/2007
Common Stock	(400,000)	01/18/2007
Common Stock	(125,000)	01/19/2007
Common Stock	(200,000)	01/24/2007
Common Stock	(400,000)	01/26/2007
Common Stock	(100,000)	01/30/2007
Common Stock	(200,000)	01/31/2007
Common Stock	(222,534)	02/01/2007
Common Stock	(211,192)	02/02/2007
Common Stock	(600,000)	02/05/2007
Common Stock	(175,000)	02/07/2007

Brian S. Bean and associates
None

Joseph F. Berardino and associates
None

Bernd U. Braune and associates
None

Marshall S. Geller and associates
None

John A. Jarrell and associates
None

Dr. John D. Kubiatowicz and associates
None

George A. Vandeman and associates
None

Gary A. Wetsel and associates
None

IMPORTANT

Tell your board of directors what you think! Your vote is important. No matter how many shares of Atmel common stock you own, please give me your proxy to vote at the special meeting (A) “FOR” the removal of the Incumbents and (B) “FOR” all of the Special Meeting Nominees to serve as directors of Atmel by taking three steps:

  SIGNING the enclosed GREEN proxy card,
  DATING the enclosed GREEN proxy card, and
  MAILING the enclosed GREEN proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Atmel common stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote those shares and only upon receipt of your specific instructions. Accordingly, please vote your shares according to the enclosed voting instruction form or contact the person responsible for your account and instruct that person to execute the GREEN proxy card representing your shares. I urge you to confirm in writing your instructions to me in care of MacKenzie Partners, Inc. at the address provided below so that I will be aware of your instructions and can take steps to ensure that your instructions are followed.

If you have any questions or require any additional information concerning this proxy statement, please contact MacKenzie Partners, Inc. at the toll-free number, e-mail or address set forth below.

MACKENZIE PARTNERS, INC.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com
or
CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION DATED MARCH 29, 2007

GREEN PROXY CARD

ATMEL CORPORATION
SPECIAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF
GEORGE PERLEGOS

The undersigned appoints and constitutes George Perlegos as attorney, agent and proxy, with full power of substitution, to represent the undersigned at the Special Meeting of Stockholders of Atmel Corporation, a Delaware corporation, to be held at 9:00 a.m. (local time) on Friday, May 18, 2007, at the DoubleTree Hotel, 2050 Gateway Place, San Jose, California, and at any adjournment or postponement thereof and any meeting called in lieu thereof, to vote all shares of common stock of Atmel held or owned by the undersigned as directed below, and in his discretion upon such other matters as may come before the meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of Atmel held by the undersigned, and hereby ratifies and confirms all action the herein named attorney, agent and proxy, his substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of George Perlegos with respect to any other matters as may properly come before the special meeting that are unknown to George Perlegos a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” ALL PROPOSALS.

This proxy will be valid until the earlier of one year from the date indicated on the reverse side and the completion of the special meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

(Continued and to be signed on the reverse side)

George Perlegos recommends a vote “FOR” Proposal No. 1 below, the removal of certain incumbent directors of Atmel, and “FOR” the election of all of the nominees listed in Proposal No. 2 below to the board of directors of Atmel. (Please mark each matter with an “X” in the appropriate box.)

(1)	Proposal to remove Pierre Fougere, Dr. Chaiho Kim, Steven Laub, David Sugishita and T. Peter Thomas as directors of Atmel.

FOR [_]	AGAINST [_]	ABSTAIN [_]

(2)	Proposal to elect Brian S. Bean, Joseph F. Berardino, Bernd U. Braune, Dr. John D. Kubiatowicz and George A. Vandeman to serve as directors of Atmel to fill the vacancies created by the removal of the persons specified in Proposal No. 1.

[_] FOR ALL NOMINEES

[_] WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES

[_] FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

INSTRUCTION: To withhold authority to vote for any individual nominee, mark the “FOR ALL EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

(The election of the Special Meeting Nominees pursuant to Proposal No. 2 is conditioned upon the removal of the Incumbents pursuant to Proposal No. 1.)

Please be sure to sign and date this Proxy

DATED: _____________________

(Signature)

(Signature, if held jointly)

(Title)

Please sign exactly as name appears on this Proxy. When shares are held jointly, joint owners should each sign. Executors, administrators, trustees, etc., should indicate the capacity in which signing.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!